Hycroft Mining Holding Corporation
4300 Water Canyon Road, Unit 1

Winnemucca, Nevada 89445

January 8, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Michael Purcell

Re:	Hycroft Mining Holding Corporation
Registration Statement on Form S-3
(File No. 333-292470)

Acceleration Request

Requested Date:  January 12, 2026

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-292470) (the “Registration Statement”) to become effective on Monday, January 12, 2026 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Craig D. Linder, Esq. of Anthony, Linder & Cacomanolis, PLLC, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Craig D. Linder, Esq. of Anthony, Linder & Cacomanolis, PLLC, counsel to the Registrant, at (561) 514-0936.

Very truly yours,

Hycroft Mining Holding Corporation

By:	/s/ Stanton Rideout
Stanton Rideout
Executive Vice President and Chief Financial Officer

cc:	Craig D. Linder, Esq., Anthony, Linder & Cacomanolis, PLLC